Exhibit 99.2

PINTEC Announces CEO to Take Medical Leave of Absence

BEIJING, September 6, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that its chief executive officer (“CEO”) and the chairman of its board of directors, Mr. Wei Wei, has taken a temporary medical leave of absence. Mr. Wei has resigned from his position as chairman of the board of directors but will remain on the Company’s board of directors during his leave.

Mr. Jun Dong, who has served as the Company’s director since its inception in 2012, has been elected as the new chairman of the board of directors and named as the acting CEO of the Company for the duration of Mr. Wei’s absence. Mr. Dong has resigned from his current CEO position and other management roles at Jimu Group to focus on fulfilling the role and responsibilities of PINTEC’s acting CEO. Mr. Dong will continue to serve as the chairman of Jimu Group’s board of directors.

Mr. Wei stated, “I have full confidence in Mr. Dong’s ability to lead the company in my absence. As a co-founder of PINTEC, Mr. Dong’s in-depth knowledge of our business operations and his extensive industry experience have prepared him well for this interim role. In the coming period, we trust that Mr. Dong and our experienced management team will continue to execute our business strategies and maintain the robust performance that has characterized our work to date in 2019.”

Mr. Dong commented, “On behalf of the board of directors, I would like to wish Mr. Wei a complete and speedy recovery. We look forward to his return to the Company.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact
Joyce Tang
Pintec Technology Holdings Ltd.
Phone: +1-646-308-1622
E-mail: ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com